Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant: International Business Machines Corporation (IBM)
Name of person relying on exemption: John Chevedden, IBM Stockholder
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

To IBM Stockholders:

I urge stockholders to vote FOR Proposal 4 at the stockholder meeting.

The proposal asks IBM to prepare an annual report on its lobbying.

Resolved, the stockholders of IBM request the preparation of a report, updated annually, disclosing:

1.  Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.  Payments by IBM used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.  Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure.1 Transparency and accountability in corporate spending to influence public policy are in the best interests of IBM stockholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to IBM’s reputation and stockholder value.

IBM should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

1.	Reputation is an important component of stockholder value;

2.	IBM’s current disclosures are inadequate;

3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and

4.	IBM could easily provide details of its lobbying in an annual report to investors.

1.	Corporate Reputation Is an Important Component of Stockholder Value

•	IBM’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage. According to the 2024 Harris Corporate Reputation Survey, IBM ranked 20th of the 100 most visible US companies.[2]

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1 “New SEC Rules Undermine Lobbying Disclosure Proposals” As You Sow, April 2, 2025, at: https://www.proxypreview.org/all-contributor-articles/new-sec-rules-undermine-lobbying-disclosure-proposals; “Lobbying Shareholder Proposals Proliferate, Suggesting Trust Gap,” The Deal, April 12, 2024, at: https://corporatereformcoalition.org/lobbying-shareholder-proposals-proliferate-suggesting-trust-gap.

2 “The 2024 Axios Harris Poll 100 reputation rankings,” Axios, May 22, 2024, at: https://www.axios.com/2024/05/22/axios-harris-poll-company-reputation-ranking-data-source.

•	The 2024 Reputation Value Report estimates that “in both the S&P 500 and FTSE 350, more than 25% of market value is now attributed to corporate reputation.”[3] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[4]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[5]
•	Clearly, corporate reputation has significant impact on stockholder value.

2.	Disclosure Gaps - IBM Investors Need a Lobbying Report

•	Information on IBM’s state and third-party lobbying spending is difficult to obtain, limited and non-consolidated. IBM fails to provide to a comprehensive lobbying report where investors can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, IBM has a broad lobbying footprint.

Federal Lobbying – IBM Spends Millions Each Year

•	IBM spent $78,198,000 on federal lobbying from 2010 – 2024, and $22,240,000 in 2021 – 2024 alone.

State Lobbying – A “Black Hole” for Stockholders

•	State lobbying disclosure has been described as a “Black Hole,” with a 2023 study finding 98% of the S&P 500 fails to disclose state-specific lobbying totals to stockholders.[6]

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites[7]

•	IBM’s state-level lobbying spending is likely significant. According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, IBM spent $2,005,196 between 2012 and 2015.[8]

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3 “$11.9 trillion in S&P 500 firms attributed to reputation,” Echo Research, Oct. 15, 2024, at: https://www.echoresearch.com/news-events/119-trillion-in-sp-500-firms-attributed-to-reputation/.

4 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

5 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

6 “The Corporate State Lobbying Black Hole,” Sustainable Investments Institute (Si2), Dec. 2023, at: https://www.citizen.org/wp-content/uploads/Corporate_State_Lobbying_Black_Hole_Report_2023.pdf.

7 “Wal-Mart Improves Lobbying Disclosure after Stockholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-stockholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

8 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30, available at: https://siinstitute.org/reports.html.

•	In California, where disclosure is mandated, IBM spent $1,279,862 from 2010 to 2024 on lobbying.[9]

•	Yet IBM fails to provide any details of its state lobbying expenditures in an annual report to stockholders as requested by the proposal.

International Lobbying – Yearly Spending & Trade Associations

•	IBM also lobbies abroad, reportedly spending between €1,750,000 – €1,999,000 on lobbying in Europe for 2023.[10]

•	IBM is also a member of many international trade associations that lobby like the European Services Forum, European Internet Forum and Information Technology Industry Council.

3.	The Company We Keep: IBM Does Not Provide Any Dark Money Disclosure

•	Stockholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[11] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spot, Disclosure Lags Peers

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber Commerce has spent over $1.9 billion on federal lobbying since 1998.

•	IBM stockholders face a trade association blind spot, as IBM fails to disclose its trade association payments, nor the portions of these payments used for lobbying.

•	IBM lists memberships 13 trade association, including the Business Roundtable and US Chamber Commerce, which together have spent over $2.3 billion on federal lobbying since 1998.[12] Yet stockholders have no way to know how much of IBM’s payments to each are being used for lobbying.

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9 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1145261&session=2023&view=activity.

10 https://www.lobbyfacts.eu/datacard/ibm-corporation?rid=7721359944-96.

11 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

12 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

•	IBM’s incomplete third-party disclosure lags many of its peer group members which are providing disclosure of their trade association and social welfare group payments and the amounts used for lobbying, including Accenture, AT&T, Boeing, Cisco, Honeywell, Intel, Microsoft, Oracle, PepsiCo, Qualcomm, UPS and Verizon.[13]

•	And IBM’s disclosure leaves out memberships in major trade associations that lobby, including the Coalition of Service Industries, Compete America, HR Policy Association, National Retail Federation and Partnership for New York City.

Trade Association Lobbying Misalignments Create Reputational Risk.

•	IBM’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts IBM’s public position, including on climate change and taxes. For example:

o	IBM believes in addressing climate change, yet the Business Roundtable filed an amicus brief opposing the Securities and Exchange Commission climate risk disclosure rules,[14] and the Chamber of Commerce reportedly has been a “central actor” in dissuading climate legislation over a two-decade period.[15]

o	And while IBM has attracted scrutiny for avoiding federal income taxes,[16] the Business Roundtable has lobbied against a new minimum corporate tax.[17]

•	This track record of IBM’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, stockholders cannot determine whether IBM is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and stockholders’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	IBM’s disclosure includes social welfare group the Alliance for Competitive Taxation (ACT) but notably leaves out other SWGs (501(c)(4) organizations), entities which can engage in lobbying.

•	As noted, IBM has previously attracted scrutiny for avoiding federal income taxes, while ACT has put out a study claiming higher corporate taxes would harm workers in every state.[18] And ACT has also drawn scrutiny for lobbying to lower taxes on foreign profits.[19]

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13 Intel and Qualcomm disclose their trade association and social welfare group payments, as well as the portions used for lobbying. Accenture, Boeing, Microsoft and UPS disclose their trade association payments, as well as the portions used for lobbying. AT&T and Verizon disclose their trade association and social welfare group payments used for lobbying. Cisco, Honeywell and PepsiCo disclose their trade association payments used for lobbying. Oracle discloses its trade association and social welfare group payments.

14 “Investors question Business Roundtable’s climate rule battle,” E&E News, Aug. 22, 2024, at: https://www.eenews.net/articles/investors-question-business-roundtables-climate-rule-battle/.

15 “Climate group pushes Big Tech to exit nation’s largest business lobby,” Washington Post, Aug. 2, 2023, at: https://www.washingtonpost.com/politics/2023/08/02/climate-group-pushes-big-tech-exit-nations-largest-business-lobby/.

16 “91 Fortune 500 companies paid no federal income tax in 2018,” Axios, Dec. 16, 2019, at: https://www.axios.com/2019/12/16/fortune-500-companies-corporate-income-tax.

17 “Biden wants rich companies to pay higher taxes. Some are fighting back.” Washington Post, Aug. 18, 2023, at: https://www.washingtonpost.com/business/2023/08/14/biden-corporate-tax/.

18 “Higher Corporate Taxes Would Harm Workers in Every State,” Alliance on Competitive Taxation, Sept. 26, 2024, at: https://www.actontaxreform.com/media/mnnpgwib/act-state-wage-effects-of-corporate-tax-increase-2.pdf.

19 https://archive.thinkprogress.org/tax-reform-lobbying-big-business-wins-1deb8594acf7/.

•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[20] FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[21]

•	IBM is a member of the Bay Area Council[22] and the Future of Privacy Forum,[23] both which are 501(c)(4) social welfare groups. What other social welfare memberships are IBM failing to disclose?

IBM Has Its Lobbying Information and Could Easily Report It to Stockholders

•	IBM notes that this proposal was rejected the last two years by stockholders. But the proposal was supported by 48.1% of stockholders in 2023 and by 33.7% in 2024, signaling significant investor interest in greater lobbying disclosure.

•	IBM discusses a high ranking for political contributions disclosure, yet this proposal is asking for lobbying disclosure. It is disingenuous and misleading for our company to confuse this point and claim it is recognized “as a Leader in Lobbying and Political Spending Disclosure.” IBM’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.

•	The assertion “IBM already provides the disclosure requested by this proposal” is false. As detailed, IBM fails to provide stockholders critical information on its federal and state lobbying spending and trade association and social welfare group memberships, including the amounts of IBM’s payments which are being used to lobby.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If IBM has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and stockholders’ best interests.

•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in stockholder and IBM’s best interests.

The well-documented reputational risks of IBM’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

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20 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

21 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

22 https://www.bayareacouncil.org/member-companies/.

23 https://fpf.org/membership/advisory-board/.

For all of the above reasons, I believe that IBM’s current lobbying disclosures are inadequate to protect stockholder interests. I urge you to vote FOR Item 4, the stockholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

John Chevedden